02019493

ITED STATES
...D EXCHANGE COMMISSION
Washington, D.C. 20549

04-3-02

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SEC FILE NUMBER
8- 48192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Richmond Hillcrest & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 26th. St., Suite 1040

(No. and Street)

Santa Monica, CA 90404

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zeiger, President (310) 315-0688

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Manson, An Accountancy Corp.

(Name — *if individual, state last, first, middle name*)

18552 MacArthur Blvd., Suite 208 Irvine, CA 92612

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/4-4-02

OATH OR AFFIRMATION

I, Robert Zeiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richmond Hillcrest & Co., Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Robert Zeiger, President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On March 29, 2002 before me, SETA BARBERENA,
Date / Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Robert Zeiger,
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

SETA BARBERENA
Commission # 1260286
Notary Public - California
Los Angeles County
My Comm. Expires Apr 10, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

Seta Barberena
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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RICHMOND HILLCREST & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2001

MICHAEL MANSON
An Accountancy Corporation
CERTIFIED PUBLIC ACCOUNTANT
18552 MacArthur Blvd., Suite 208
Irvine, California 92612
Tel: (949) 260-0560 Fax: (949) 622-0033

March 26, 2002

Board of Directors
Richmond Hillcrest & Company, Inc.

Independent Auditor's Report

We have audited the accompanying balance sheet of Richmond Hillcrest & Company, Inc. as of December 31, 2001 and 2000 and the related statement of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on them based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmond Hillcrest & Company, Inc. at December 31, 2001 and 2000, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 2 and the statement of changes in debt subordinated to claims of general creditors, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Michael Manson

RICHMOND HILLCREST & COMPANY, INC.
BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ 55,492	$ 308,803
Due from Clearing Firm	49,893	54,689
Income Tax Refund Receivable	7,039	-0-
Total Current Assets	112,424	363,492
PROPERTY & EQUIPMENT		
Equipment	21,849	21,849
Leasehold Improvements	11,517	11,517
Less Accumulated Depreciation	(33,366)	(27,777)
Total Property & Equipment	0	5,589
OTHER ASSETS		
Deferred Tax Credit	29,078	-0-
Security Deposit	4,098	-0-
Clearing Deposit	101,388	122,245
Investment	3,300	3,300
Total Other Assets	137,864	125,545
Total Assets	$ 250,288	$ 494,626

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.

BALANCE SHEET

	December 31, 2001	December 31, 2000
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 47,396	$ 149,552
Commissions Payable	4,983	20,608
Accrued Expenses	0	3,362
Income Taxes Payable	7,530	6,730
Deferred Income Taxes Payable	0	1,410
Pension Payable	0	1,050
Payable Due Clearing	0	56,727
Payroll Taxes Payable	396	0
Total Liabilities	60,305	239,439
STOCKHOLDER'S EQUITY		
Common Stock (2,000 shares authorized, 1,000 shares issued)	1	1
Preferred Stock Series A	0	198,750
Preferred Stock Series B	20,000	0
Paid in Capital	234,999	49,999
Retained Earnings (Deficit)	(65,017)	6,437
Total Stockholder's Equity	189,983	255,187
Total Liabilities and Stockholder's Equity	$ 250,288	$ 494,626

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Years Ended

	December 31, 2001	December 31, 2000
INCOME		
Earned Revenue	$ 330,795	$ 2,037,254
OPERATING EXPENSES		
Schedule 1	558,688	2,035,665
NET INCOME (LOSS) FROM OPERATIONS	(227,893)	1,589
OTHER INCOME		
Interest, net	13,494	17,971
Other	106,218	-0-
Total Other Income	119,712	17,971
NET INCOME (LOSS) BEFORE INCOME TAXES	(108,181)	19,560
PROVISION FOR INCOME TAXES (CREDIT)	(36,727)	6,294
NET INCOME (LOSS)	(71,454)	13,266
BEGINNING RETAINED EARNINGS (DEFICIT)	6,437	(6,829)
ENDING RETAINED EARNINGS (DEFICIT)	$ (65,017)	$ 6,437
EARNINGS (LOSS) PER SHARE	$ (71.45)	$ 13.27

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	COMMON STOCK DOLLAR AMOUNT	PREFERRED STOCK DOLLAR AMOUNT	PAID IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2001	$ 1	$ 198,750	$ 49,999	$ 6,437
Preferred Stock Series A Redemption During the year	0	(198,750)	0	0
Preferred Stock Series B		20,000		
Capital Contributed			185,000	
Net Loss	0	0	0	(71,454)
Balance at December 31, 2001	$ 1	$ 20,000	$ 234,999	$ (65,017)

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended

	December 31, 2001	December 31, 2000
CASH FLOW FROM OPERATIONS		
Net Income (Loss)	$ (71,454)	$ 13,266
Depreciation	5,589	7,530
Change in Due from Clearing Firm	4,797	163,280
Change in Income Tax Refund Receivable	(7,039)	0
Change in Clearing Deposit	20,856	(21,436)
Change in Security Deposit	(4,098)	0
Change in Investment	0	(3,300)
Change in Accounts Payable	(102,156)	30,667
Change in Commission Payable	(15,626)	(37,294)
Change in Deferred Tax Credit	(29,078)	0
Change in Income Taxes Payable	800	5,930
Change in Pension Payable	(1,050)	1,050
Change in Accrued Expense	(3,362)	3,362
Change in Due to Clearing Firm	(56,727)	30,129
Change in Deferred Income Taxes Payable	(1,409)	-0-
Change in Payroll Taxes Payable	396	(1,440)
Net Cash Flows from Operating Activities	(259,561)	191,744
CASH FLOW FROM INVESTMENTS		
Change in Property, Plant & Equipment		0
Net Cash Flows from Investments	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in Preferred Stock	(178,750)	(51,250)
Change in Paid in Capital	185,000	-0-
Net Cash Flows from Financing Activities	6,250	(51,250)
NET INCREASE/(DECREASE) IN CASH	$ (253,311)	$ 140,494
Beginning Cash	308,803	168,309
Ending Cash	$ 55,492	$ 308,803

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
OPERATING EXPENSES
SCHEDULE 1

	December 31, 2001	December 31, 2000
Office Salaries	$ 190,464	$ 150,318
Clearing Charges	75,179	179,339
Rent	64,058	66,129
Professional Fees	40,637	68,206
Telephone & Communication	37,855	66,397
Payroll Taxes	20,948	42,737
Exchange Fees & Quotes	20,458	32,920
Office Expense	15,592	41,774
Customer Write Offs	15,205	52,382
Equipment Rental	11,852	9,152
Parking/ Access/ Auto	11,307	31,739
Miscellaneous	10,949	16,923
Commissions & Broker Salaries	10,051	443,736
Consulting	8,000	500,000
Travel & Entertainment	7,855	89,339
Insurance	6,405	26,318
Registration & License	6,284	22,997
Depreciation	5,589	7,530
Officer Salary & Commission	0	163,000
Repairs & Maintenance	0	18,989
Advertising	0	5,740
	$ 558,688	$ 2,035,665

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.
COMPUTATION OF NET CAPITAL
December 31, 2001

SCHEDULE 2

NET CAPITAL	$ 189,982
Less Adjustments:	
Income Tax Refund Receivable	7,039
Deferred Tax Credit	29,078
Security Deposit	4,098
Investment	3,300
Total Adjustments	43,515
Total Net Capital	146,467
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum Net Capital Requirement	(100,000)
Excess Net Capital Requirement	$ 46,469
AGGREGATE INDEBTEDNESS	$ 60,306
Ratio: Aggregate Indebtedness to Net Capital	.423 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)	
Net Capital as reported in Company's Part II (Unaudited) Focus Report	$ 164,084
Less Adjustments:	
Increase in accounts payable	16,700
Increase in commissions payable	1,527
Decrease in deferred taxes payable	(1,410)
Increase in income taxes payable	800
Total Adjustments	17,617
Net Capital as Reported Above	$ 146,467

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2001

Note 1: Summary of Significant Accounting Policies

Organization:

The Company is a registered broker dealer and member of the National Association of Security Dealers and Securities Investor Protection Corporation.

Income Taxes:

The Company uses the accrual method for both financial reporting and tax reporting purposes. Timing differences between book and tax income can occur due to differences between the income tax laws and financial reporting standards.

Property & Equipment:

Depreciation of leasehold improvements and equipment is provided using both the straight line method and accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvements.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains a majority of its day to day operating balances with one major institution. At times, cash balances may be in excess of FDIC insurance limits.

Risks and Uncertainties:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital rule and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $146,467 which was $46,467 in excess for its required net capital of $100,000.

Note 3: Pension Plan

The Company entered into a Section 401-k qualified pension plan. Employees may contribute up to 15% of their salary with a maximum determined by IRS regulations. The Company is not required to make a contribution but may also make a contribution on behalf of qualified employees.

Note 4: Preferred Stock Series B

The Company offered up to 250,000 shares of its Series B Convetible Redeemable Preferred Stock at $10.00 per share pursuant to a Confidential Private Placement Memorandum dated April 23, 2001. The Company received $125,000 from various investors. Susequently, the investors accepted an equal number of shares of Series A Convertible Redeemable Preferred Stock of Weck-Story Financial in return for all their preferred stock in Richmond Hillcrest. In addition Richmond Hillcrest paid $65,000 to Weck-Story. The Company also issued 2,000 shares of its Series B Preferred stock to Weck-Story. The Company further agreed that there shall be a mandatory redemption of such shares within six months of the issuance of such shares in the total amount of $20,000 payable in cash and such preferred stock shall not be convertible.

RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2001

Note 5: Commitment

The Company has entered into a sub-lease agreement for office space located at 1620 26th Street, Santa Monica, California. Minimum monthly lease payments of $4,098 are to be made over a 60 month period beginning June 30, 2001. Both sublessor and sublessee shall have the mutual right to cancel this lease effective on the last day of the twenty-fourth month of the lease.

Future minimum commitments on operating leases that have remaining non cancelable lease terms in excess of one year as of December 31, 2001 are as follows:

2002	49,176
2003	49,176
2004	49,176
2005	49,176
2006	24,858
Total	221,562